                                                                    Exhibit 99.1

                                 [SUNTECH LOGO]

           SUNTECH POWER REPORTS SECOND QUARTER 2006 FINANCIAL RESULTS

- SECOND QUARTER NET REVENUE EXCEEDS GUIDANCE, UP 42.6% SEQUENTIALLY AND 205.9% YEAR-OVER-YEAR TO $128.2 MILLION

- NON-GAAP BASIC AND DILUTED NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES PER ADS REACHES $0.20 AND $0.19, RESPECTIVELY

- GAAP BASIC AND DILUTED NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES PER ADS INCREASES TO $0.18 AND $0.17, RESPECTIVELY

-     ANNUALIZED PV CELL PRODUCTION CAPACITY REACHES 210MW

-     100% OF SILICON SUPPLY LOCKED IN FOR 2007 PLANNED PRODUCTION

- COMPANY MAKES SIGNIFICANT ADVANCES IN LARGE SCALE PRODUCTION USING 180 MICRON THICK WAFERS, ACHIEVING BREAKAGE RATES BELOW 2%

WUXI, CHINA, AUGUST 15, 2006 - Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world's leading manufacturers of photovoltaic (PV) cells, today announced second quarter 2006 total net revenues of $128.2 million and net income of $26.5 million, or $0.17 per diluted American Depository Share (ADS).

"We are pleased to have exceeded guidance for the quarter as our expanded production allowed us to take advantage of increasing worldwide demand for PV products," said Dr. Zhengrong Shi, Suntech's Chairman and CEO. "During this period of tight silicon supply, our willingness to pay higher prices for silicon on the spot market means we have been able to increase our market share and satisfy more customers, while simultaneously increasing our EPS."

Dr. Shi concluded, "We will continue our strategy of building capacity, expanding our markets and lowering cost per watt through our leading R&D."

Suntech began to sell PV cells and modules into several new markets during the second quarter, including France, Greece, and Portugal and saw strong sales growth in the United States and China markets.

"The two recently announced agreements bring significant strategic advantages to Suntech," continued Dr. Shi. "The acquisition of MSK Corporation, one of Japan's largest PV module manufacturers and one of the top-ranking companies in the building-integrated photovoltaics (BIPV) space, gives us a strong presence in the Japanese market and helps expand our offering of value-added PV module solutions. Our solar wafer supply agreement with MEMC locks in long term silicon supply at competitive rates, which we believe will increase both our long-term growth visibility and cost competitiveness."

Dr. Shi noted that Suntech's required silicon supply for planned production in 2007 has been fully secured through long-term supply contracts, OEM exchange programs, and strategic alliances with key suppliers.

SECOND QUARTER 2006 RESULTS

TOTAL NET REVENUES FOR THE SECOND QUARTER OF 2006 were $128.2 million, an increase of 42.6% sequentially and 205.9% year-over-year. The sequential growth reflected the additional output from the newly added 30MW production line, higher than expected equipment utilization rate and increased selling price of Suntech's PV products.

BREAKDOWN OF SECOND QUARTER 2006 NET REVENUES

                                                    % of Q2 2006       Growth vs.         Growth vs.
                                    Q2 2006         Net Revenues         Q2 2005           Q1 2006
                                    -------         ------------         -------           -------
PV Cells                         $34.7 million         27.1%              +820%             (14%)
PV Modules                       $92.3 million         72.0%              +142%              +87%
PV System Integration             $1.1 million          0.9%             +6231%             +3501%
Total                            $128.2 million        100.0%             +206%              +43%

During the second quarter of 2006, Suntech shipped total output of 35.5MW and increased its ANNUALIZED PV CELL PRODUCTION CAPACITY from 180MW to 210MW. AVERAGE SALES PRICES OF PV CELLS AND PV MODULES were $3.22 and $3.78 per watt, respectively, compared with $3.05 and $3.65 per watt, respectively, in the first quarter of 2006, and $2.96 and $3.53, respectively, in the second quarter of 2005.

GROSS PROFIT for the second quarter of 2006 was $36.1 million, representing an increase of 33.5% over the first quarter of 2006 and 145.2% over the second quarter of 2005. GROSS MARGIN for the second quarter of 2006 was 28.2% compared with 30.1% in the first quarter of 2006 and 35.2% in the second quarter of 2005. Sequentially, gross margins decreased due to the increase in the cost of raw materials as Suntech purchased additional silicon supply from the spot market in order to accelerate production and expand market share. The year-over-year gross margin decrease was primarily due to increases in the cost of raw materials as well as share-based compensation expenses.

OPERATING EXPENSES were $7.9 million in the second quarter of 2006 compared with $7.0 million in the first quarter of 2006 and $6.0 million in the second quarter of 2005.

The slight sequential increase in operating expenses was in line with the increase in the Company's production capacity. The year-over-year increase in operating expenses reflected share-based compensation expenses and expanded back-office operations.

INCOME FROM OPERATIONS for the second quarter of 2006 was $28.2 million, representing a sequential increase of 40.5% and a year-over-year increase of 221.3%.

OPERATING MARGIN was 22.0% compared with 22.3% in the first quarter of 2006 and 20.9% in the second quarter of 2005. The year-over-year increase in operating margin reflects the benefit from economies of scale and expense controls, including enhanced back office support systems.

NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES EXCLUDING SHARE-BASED COMPENSATION EXPENSES (NON-GAAP) for the second quarter of 2006 was $29.4 million, an increase of 32.6% from the first quarter of 2006, and a 342.4% increase year-over-year. BASIC AND DILUTED NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES PER ADS EXCLUDING SHARE-BASED COMPENSATION EXPENSES (NON-GAAP) for the second quarter of 2006 were $0.20 and $0.19, respectively, compared with $0.15 and $0.14 in the first quarter of 2006, respectively. Second quarter 2005 basic and diluted net income per ADS excluding share-based compensation expenses (non-GAAP) were both $0.07. (Please refer below to the reconciliation of GAAP net income and basic and diluted net income per ADS to non-GAAP net income and basic and diluted net income per ADS and a detailed discussion of management's use of non-GAAP information.)

NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES (GAAP) for the second quarter of 2006 was $26.5 million, representing a 37.4% sequential increase and a 3340.7% increase year-over-year. BASIC AND DILUTED NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES PER ADS (GAAP) for the second quarter of 2006 were $0.18 and $0.17, respectively, compared with $0.13 and $0.12 in the first quarter of 2006, respectively. Second quarter 2005 basic and diluted net income per ADS were both $0.01.

As of June 30, 2006, Suntech had CASH AND CASH EQUIVALENTS of $312.8 million.

NET OPERATING CASH OUTFLOW for the second quarter was $13.5 million as Suntech made advance payments to suppliers to secure silicon wafers. The operating cash outflow in the second quarter of 2006 was also due to the increase in accounts receivable from $5.4 million as of March 31, 2006 to $28.9 million as of June 30, 2006, as Suntech transitioned from telegraphic transfer (T/T) to letter of credit as its primary settlement instrument for international transactions. The Company increased its restricted cash balance in order to satisfy the requirements of obtaining letters of credit. In the second quarter of 2006, depreciation was $1.7 million and capital expenditures were $11.2 million. The capital expenditures were related to production capacity expansion during the quarter.

BUSINESS HIGHLIGHTS

- Suntech continued to make progress on developing higher conversion efficiency PV cells. The Company now expects to reach average monocrystalline silicon PV cell conversion rates of

      18% by the end of 2007 and to begin pilot production using 20% conversion efficiency technology early 2007.

- Suntech installed an additional 30MW PV cell production line in April, which reached full capacity ahead of schedule in June. The Company remains on course to reach 240MW annualized capacity by the end of the third quarter 2006. In addition, Suntech Luoyang will bring another 30MW capacity to Suntech. By the end of 2006, Suntech, including Suntech Luoyang, expects to reach 270MW PV cell production capacity.

- The Company recently established Suntech America, Inc. as part of its long-term strategy to establish a major market for its PV cells and modules in North America; The Company also established Suntech Power (Hong
      Kong) Co., Ltd. to help improve the Company's international purchase and sales capability.

- On July 26, Suntech announced a 10-year solar wafer supply agreement with MEMC. Suntech believes that the pre-determined fixed price reduction curve contemplated by the supply agreement will provide Suntech with competitively priced wafers to support its long term expansion of production output.

- During the quarter, Suntech extended its collaborative research agreement with The University of New South Wales through the end of 2010. The University of New South Wales holds the world record for achieving the highest silicon solar cell conversion efficiencies and is a leader in developing crystalline silicon solar cell technology.

- On August 11, Suntech concluded the first step of its acquisition of MSK Corporation when it acquired approximately 67% of MSK for $107 million in cash. Approximately $100 million of the cash was funded by a bridge loan from ABN Amro. The acquisition is expected to give Suntech an extensive PV module sales and distribution network in the Japanese market and enable Suntech to take advantage of MSK's product development and value-added PV solutions. Suntech expects to acquire the remainder of MSK for stock by the end of 2007. Suntech's total net revenue in the third quarter will only include MSK's results during the period following the closing of the MSK transaction, from August 12, 2006 to September 30, 2006. MSK's quarterly results will be fully consolidated into Suntech's beginning in the fourth quarter of 2006.

      NEW SENIOR HIRES

- Mr. Shijun Cai joined Suntech in May 2006 as Vice President in charge of designing electronic circuits for PV applications. Before joining Suntech, Mr. Cai was the Managing Director of Nanjing ANA Microking Electronics Inc, an integrated circuit design company in China. From 1989 to 1991, he was a Visiting Fellow at the University of New South Wales in Australia specializing in research into high-efficiency silicon solar cells; from 1996 to 2002, he served as a research engineer at Pacific Solar Pty Ltd. Australia.

      Mr. Cai is the author of more than 30 published papers and books, holds nine Chinese and international patents and served as an Associate Professor of Electronic Engineering in Southeast University in China.

- Mr. Roger Efird joins the Company as President of Suntech America. Mr. Efird's career in the U.S solar industry spans three decades including over eighteen years at BP Solar International, where he served in various senior roles including Director of Marketing, Director of Global Distribution, and Americas Sales Manager.

OUTLOOK FOR THIRD QUARTER 2006

Suntech expects its total net revenues, including MSK, in the third quarter 2006 to be in the range of $162 million to $169 million, representing year-over-year growth of 186% to 198%.

Suntech expects its total production output, including MSK, to be in the range of 45MW to 47.5 MW in the third quarter of 2006.

In the third quarter MSK is expected to contribute $25 to 27 million, or approximately 15% to Suntech's total net revenue, with production output in the range of 7MW to 7.5 MW. MSK's expected revenue contribution to Suntech's total net revenue in the third quarter only includes MSK's results during the period following the closing of the MSK transaction, from August 12, 2006 to September 30, 2006. MSK's quarterly results will be fully consolidated into Suntech's beginning in the fourth quarter of 2006.

CONFERENCE CALL INFORMATION

Suntech's earnings announcement conference call will take place on August 15, 2006 at 8:00 a.m., Eastern Time, which corresponds to August 15, 2006 at 8:00 p.m., Beijing/Hong Kong time. To access the conference call, please dial +1 617 614 4927 (for U.S. callers) or +852 3002 1672 (for international callers) and ask to be connected to the Suntech earnings conference call.

A live webcast of the conference call will be available on the investor relations section of Suntech Power's website at http://www.suntech-power.com.

A replay of the conference call will be available on the investor relations section of Suntech Power's website or by dialing +1 617 801 6888 (passcode:
84327274).

ABOUT SUNTECH

Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by production output of solar cells in 2005. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial and public utility sectors. Suntech's customers are located in various markets worldwide, including Germany, Spain, China and the United States. For more information, please visit http://www.suntech-power.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Suntech's strategic and operational plans, contain forward-looking statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Suntech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT NON-GAAP FINANCIAL MEASURES

To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation. Management uses these non-GAAP measures internally to make an apples-to-apples comparison of the business and financial performances of second quarter 2006 versus second quarter 2005 for strategic decision making, forecasting future results and evaluating the Company's current performance. Many analysts covering Suntech use the non-GAAP measures as well. Management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Suntech's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data and may be different from non-GAAP measures used by other companies. Suntech computes its non-GAAP financial measures using the same consistent method from quarter to quarter. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth at the end of this release.

CONTACTS

FOR INVESTOR AND MEDIA INQUIRES, PLEASE CONTACT:

In China:
Cindy Shao
Suntech Power Holdings Ltd.
Tel: +86 510 8534 5000
Email: ir@suntech-power.com

Philip Lisio
Ogilvy Public Relations Worldwide
Tel: +86 10 8520 6550
Mobile: +86 1350 1166 560
Email: philip.lisio@ogilvy.com

In the United States:
Thomas Smith
Ogilvy Public Relations Worldwide
Tel: +1 212 880 5269
Email: thomas.smith@ogilvypr.com

Note: The quarterly summary statements of operations data are unaudited. The summary consolidated balance sheet data as of June 30, 2006 is derived from Suntech's unaudited consolidated financial statements. The summary consolidated balance sheet data as of December 31, 2005 is derived from Suntech's audited consolidated financial statements.

                       IISUNTECH POWER HOLDINGS CO., LTD.
                          CONSOLIDATED INCOME STATEMENT
              (IN $'000, EXCEPT SHARE, PER SHARE, AND PER ADS DATA)

                                                               2005               2006               2006
                                                                Q2                 Q1                 Q2
                                                           ------------       ------------       ------------
                                                              (Note)             (Note)             (Note)
Net revenues                                                     41,889             89,886            128,154
Total cost of revenues                                           27,159             62,834             92,034
                                                           ------------       ------------       ------------
Gross profit                                                     14,730             27,052             36,120

Operating expenses

Selling expenses                                                    966              1,010              1,547
General and administrative expenses                               4,719              4,904              4,751
Research and development expenses                                   270              1,078              1,632
                                                           ------------       ------------       ------------

Income from operations                                            8,775             20,060             28,190
Interest expenses                                                (6,205)              (857)            (1,177)
Interest income                                                      40              1,471              3,030
Other income (expense)                                             (591)               194             (1,387)
                                                           ------------       ------------       ------------

Income before income taxes                                        2,019             20,868             28,656
Tax provision                                                      (589)            (1,589)            (2,153)
                                                           ------------       ------------       ------------

Net income after taxes before minority interest and
  equity in earnings of affiliates                                1,430             19,279             26,503
Minority interest                                                    --                 16                (30)
Equity in (loss) earnings of affiliates                              (9)                24                 63
                                                           ------------       ------------       ------------

Net income                                                        1,421             19,319             26,536
Deemed dividend on Series A redeemable convertible
  preferred shares                                                 (650)                --                 --
                                                           ------------       ------------       ------------
Net income attributable to holders of ordinary shares               771             19,319             26,536
                                                           ============       ============       ============

Net income per share and per ADS:

- Basic                                                            0.01               0.13               0.18
- Diluted                                                          0.01               0.12               0.17

Shares used in computation:
- Basic                                                      90,000,000        147,487,707        148,240,382
- Diluted                                                   112,076,538        156,220,705        156,012,742

                        SUNTECH POWER HOLDINGS CO., LTD.
                           CONSOLIDATED BALANCE SHEETS
                                   (IN $'000)

                                                                        December 31,   June 30,
                                                                            2005         2006
                                                                          -------      -------
                                                                          (Note)        (Note)
ASSETS
Current assets:
  Cash and cash equivalents                                               359,324      312,790
  Restricted cash                                                           7,997       21,340
  Inventories(1)                                                           40,428       73,125
  Accounts receivable                                                       1,660       28,886
  Other receivables                                                         2,408        2,130
  Value-added tax recoverable                                                 339        2,604
  Advances to suppliers                                                    24,001       66,960
  Deferred tax assets                                                         322          417
  Short-term investment                                                        --          354
                                                                          -------      -------
Total current assets                                                      436,479      508,606

Property, plant and equipment, net                                         39,717       68,687
Intangible assets, net                                                      2,923        2,854
Goodwill                                                                      135           51
Investments in affiliates                                                   1,059        1,274
Non-current advances to suppliers                                              --        3,095
Deferred tax assets                                                         1,350        2,110
                                                                          -------      -------
TOTAL ASSETS                                                              481,663      586,677
                                                                          =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings, including current portion of long-term bank       52,193       85,296
     borrowings
  Accounts payable                                                          3,522       12,526
  Other payables                                                            4,770        3,052
  Payables in  respect of purchase of property, plant and equipment           550        8,751
  Advances from customers                                                   3,059        2,164
  Accrued payroll and welfare                                               1,408        1,651
  Government grants                                                         4,106        4,447
  Amounts due to related parties                                              468          165
  Income tax payable                                                        1,898        2,407
                                                                          -------      -------
Total current liabilities                                                  71,974      120,459

                                                                        December 31,   June 30,
                                                                            2005         2006
                                                                          -------      -------
                                                                          (Note)        (Note)
Long-term bank borrowings                                                   3,717        2,501
Accrued warranty costs                                                      2,619        4,022
                                                                          -------      -------
Total liabilities                                                          78,310      126,982
                                                                          -------      -------
Minority interest                                                           1,429        1,458

Shareholders' equity:
  Ordinary share of par value $0.01:     authorized 465,332,948 shares;
     147,487,707 and 149,157,912 shares issued and outstanding as of        1,475        1,492
     December 31, 2005 and as of June 30, 2006, respectively
  Additional paid-in capital                                              364,044      360,809
  Deferred compensation                                                   (12,716)          --
  Retained earnings                                                        47,603       93,458
  Accumulated other comprehensive income                                    1,518        2,478
                                                                          -------      -------
Total shareholders' equity                                                401,924      458,237
                                                                          -------      -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                481,663      586,677
                                                                          =======      =======

(1) In order to facilitate SAP implementation and cost control, Suntech changed the inventory valuation method from moving average to standard cost for finished goods in the second quarter.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*) (IN $ MILLION, EXCEPT MARGIN DATA, PER SHARE AND PER ADS DATA, UNAUDITED)

                                                                        Three months ended June 30, 2005
                                                                        --------------------------------
                                                                GAAP Results      Adjustment*     Non-GAAP Results
                                                                ------------      -----------     ----------------
Gross profit                                                        14.7               0                14.7
Gross margin                                                       35.2%                               35.2%

Income from operations                                              8.8               0.2               9.0
Income from operations margin                                      20.9%                               21.5%

Net income attributable to holders of ordinary shares               0.8               5.9               6.7
Net income margin                                                   1.8%                               15.8%

Net income per share and per ADS (in US dollars, unaudited)
- Basic                                                             0.01                                0.07
- Diluted                                                           0.01                                0.07

                                                                        Three months ended March 31, 2006
                                                                        ---------------------------------
                                                                GAAP Results      Adjustment*     Non-GAAP Results
                                                                ------------      -----------     ----------------
Gross profit                                                        27.1              0.5               27.6
Gross margin                                                       30.1%                               30.7%

Income from operations                                              20.1              2.8               22.9
Income from operations margin                                      22.3%                               25.5%

Net income attributable to holders of ordinary shares               19.3              2.8               22.1
Net income margin                                                  21.5%                               24.6%

Net income per share and per ADS (in US dollars, unaudited)
- Basic                                                             0.13                                0.15
- Diluted                                                           0.12                                0.14

                                                                        Three months ended June 30, 2006
                                                                        --------------------------------
                                                                GAAP Results      Adjustment*     Non-GAAP Results
                                                                ------------      -----------     ----------------
Gross profit                                                        36.1              0.5               36.6
Gross margin                                                       28.2%                               28.6%

Income from operations                                              28.2              2.8               31.0
Income from operations margin                                      22.0%                               24.2%

Net income attributable to holders of ordinary shares               26.5              2.8               29.4
Net income margin                                                  20.7%                               22.9%

Net income per share and per ADS (in US dollars, unaudited)
- Basic                                                             0.18                                0.20
- Diluted                                                           0.17                                0.19

(*)   The adjustment is for share-based compensation only